FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See* **Instruction 1(b).**

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Buchamer, Randy

(Last) (First)

2988 Brookridge Ave

(Street)

North Vancouver, BC V7R 3A8

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

Voice Mobility International Inc., VMII

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year

5. If Amendment, Date of Original (Month/Day/Year)
09/20/02

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

X Director ____ 10% Owner

X Officer (give title below) ____ Other (specify title below)

CEO

7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person

_ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

(Over)
SEC 1474 (9-02)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
***(e.g.*, puts, calls, warrants, options, convertible securities)**

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day /Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) Or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercis-able	Expira-tion Date	Title	Amount or Number of Shares				
Stock Options (Right to Buy)	Cdn.$0.16	09/20/02		A		450,000		(1)	09/19/07	Common Stock	450,000		920,000	D	

Explanation of Responses:

(1) The option grant vests over a period of 2 years with ½ of the option vesting on the anniversary date of grant and the remainder vesting at a rate of 1/12 per month for the following year.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

/s/ Randy G. Buchamer
** Signature of Reporting Person

02/14/03
Date

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, *see* Instruction 6 for procedure.